UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                              (AMENDMENT NO. -----)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                               Rentrak Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    760174 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Mary Ann Frantz, Esq.
                                 Miller Nash LLP
                        111 S.W. Fifth Avenue, Suite 3500
                             Portland, Oregon 97204
                                 (503) 224-5858
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 22, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]





                         (Continued on following pages)

                              (Page 1 of 24 pages)

CUSIP No. 760174 2                                            Page 2 of 24 pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Cecil D. Andrus

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [   ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                        1,000
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                          -0-
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                   1,000
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                    -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0% (less than 1/10 of 1 percent)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 3 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Michael J. Annechino

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                        2,000
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                        95,400
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                   2,000
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                  95,400
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  97,400
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 4 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Mark A. Brown

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF, OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                       44,550
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                        75,000
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                  44,550
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                  75,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  119,550
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  1.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 5 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              George H. Kuper

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                        -0-
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                         -0-
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                   -0-
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  -0-
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 6 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Joon S. Moon

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                       1,000
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                         -0-
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                  1,000
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0% (less than 1/10 of 1 percent)
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 7 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              James G. Petcoff

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                        -0-
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                       11,500
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                   -0-
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                 11,500
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  11,500
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 8 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Gordon A. Reck

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF, OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                        -0-
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                       67,000
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                   -0-
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                 67,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  67,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                            Page 9 of 24 pages


--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Donald W. Remlinger

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                      75,000
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                         -0-
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                 75,000
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  75,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.7%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                           Page 10 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Paul A. Rosenbaum

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF, OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                      250,530
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                         -0-
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                 250,530
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  250,530
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                           Page 11 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Guy R. Wolcott

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                       10,000
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                       262,700
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                  10,000
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                 262,700
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  272,700
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                           Page 12 of 24 pages

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
              Frederick L. Zehnder

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              N/A
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                 (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS *
              PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)     [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States citizen
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    NUMBER OF         7     SOLE VOTING POWER
     SHARES                       77,600
  BENEFICIALLY        ----------------------------------------------------------
    OWNED BY          8     SHARED VOTING POWER
      EACH                         3,000
   REPORTING          ----------------------------------------------------------
  PERSON WITH         9     SOLE DISPOSITIVE POWER
                                  77,600
                      ----------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
                                   3,000
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  80,600
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*   [  ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.8%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
              IN
--------------------------------------------------------------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 760174 2                                           Page 13 of 24 pages

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, $.001 par value, of Rentrak Corporation ("Rentrak"), an Oregon corporation, with its principal executive offices located at 7700 NE Ambassador Place, Portland, Oregon 97220.

ITEM 2.        IDENTITY AND BACKGROUND.

               The  names,  addresses,   principal  occupations  or  employment,
involvement in certain legal proceedings, and citizenship of the persons filing this statement are as follows:

               Cecil D. Andrus

               (a)    Cecil D. Andrus

               (b)    350 N. Ninth Street, Boise, Idaho 83702

               (c) Mr. Andrus is Chairman of the Center for Public Policy, Boise State University, Boise, Idaho.

               (d) Mr. Andrus, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Andrus, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Andrus being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Michael J. Annechino

               (a)    Michael J. Annechino

               (b)    13305 N.E. 2nd Court, Vancouver, Washington 98685

               (c) Mr. Annechino has his own financial consulting business, PCSG, Inc., located at 13305 N.E. 2nd Court, Vancouver, Washington 98685.

               (d) Mr. Annechino, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Annechino, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Annechino being at any time subject to a judgment,

CUSIP No. 760174 2                                           Page 14 of 24 pages

                      decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Mark A. Brown

               (a)    Mark A. Brown

               (b)    2730 N.E. Riverside Way, Portland, Oregon 97211

               (c) Mr. Brown is vice president/finance of VWR Scientific Products, a wholesale distributor of scientific equipment, supplies, chemicals and furniture, located at 2730 N.E. Riverside Way, Portland, Oregon 97211.

               (d) Mr. Brown, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Brown, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Brown being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               George H. Kuper

               (a)    George H. Kuper

               (b)    3600 Green Court, Ann Arbor, Michigan 48105

               (c) Mr. Kuper has his own consulting business in the areas of public policy, environmental and energy issues located at 3600 Green Court, Ann Arbor, Michigan 48105.

               (d) Mr. Kuper, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Kuper, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Kuper being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 760174 2                                           Page 15 of 24 pages

               (f)    United States citizen.

               Joon S. Moon

               (a)    Joon S. Moon

               (b)    11000 Mt. Rose Highway, Reno, Nevada 89511

               (c) Mr. Moon is chairman of Rooto Corporation, a manufacturer of industrial and household chemicals, located at 3505 West Grand River Avenue, Howell, Michigan 48843.

               (d) Mr. Moon, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Moon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Moon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               James G. Petcoff

               (a)    James G. Petcoff

               (b)    28819 Franklin Road, Southfield, Michigan 48034

               (c) Mr. Petcoff is president and chief executive officer of North Pointe Financial Services, a provider of insurance and other financial services, located at 28819 Franklin Road, Southfield, Michigan 48034.

               (d) Mr. Petcoff, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Petcoff, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Petcoff being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Gordon A. Reck

               (a)    Gordon A. Reck

CUSIP No. 760174 2                                           Page 16 of 24 pages

               (b)    17108 Mack, Grosse Pointe, Michigan 48230

               (c) Mr. Reck is an associate broker at Jim Saros Agency, a realtor located at 17108 Mack, Grosse Pointe, Michigan 48230.

               (d) Mr. Reck, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Reck, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Reck being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Donald W. Remlinger

               (a)    Donald W. Remlinger

               (b)    9 Brigade Hill Road, Morristown, New Jersey 07960

               (c) Mr. Remlinger is president of Bristol Management Corp., a financial consulting company, located at 9 Brigade Hill Road, Morristown, New Jersey 07960.

               (d) Mr. Remlinger, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Remlinger, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Remlinger being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Paul A. Rosenbaum

               (a)    Paul A. Rosenbaum

               (b)    127 E. Washtenaw, Lansing, Michigan 48933

CUSIP No. 760174 2                                           Page 17 of 24 pages

               (c) Mr. Rosenbaum is chief executive officer of SWR Corporation, a company that designs, tests and markets new industrial chemicals, located at 127 E. Washtenaw, Lansing, Michigan 48933.

               (d) Mr. Rosenbaum, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Rosenbaum, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Rosenbaum being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Guy R. Wolcott

               (a)    Guy R. Wolcott

               (b)    2050 N.W. Burnside, Gresham, Oregon 97030.

               (c) Mr. Wolcott is president of his own plumbing contracting business, Wolcott Plumbing, located at 2050 N.W. Burnside, Gresham, Oregon 97030.

               (d) Mr. Wolcott, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Mr. Wolcott, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Wolcott being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Frederick L. Zehnder

               (a)    Frederick L. Zehnder

               (b)    504 N. Franklin, Frankenmuth, Michigan 48734

               (c)    Dr.  Zehnder   practices  as  an  optometrist  at  504  N.
                      Franklin, Frankenmuth, Michigan 48734.

CUSIP No. 760174 2                                           Page 18 of 24 pages

               (d) Dr. Zehnder, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) Dr. Zehnder, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Dr. Zehnder being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f)    United States citizen.

               Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.


ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The person filing this statement used personal funds to acquire the securities listed in Item 5 below except as follows:

               (a) Mark A. Brown has borrowed $130,945 to purchase Rentrak common stock through a margin account with E*Trade Securities, Inc.

               (b)    Gordon  A.  Reck has  borrowed  a total  of  approximately
$75,800 to purchase Rentrak common stock through margin accounts with A.G. Edwards, Inc., First Union Brokerage Services, and Olde Discount Corporation.

               (c) Paul A. Rosenbaum has borrowed approximately $406,000 through a margin account with Prudential Securities, Inc.

               (d) Paul A. Rosenbaum has acquired sole voting and dispositive power with respect to a total of 89,000 shares of Rentrak common stock from the following persons on the dates indicated pursuant to oral understandings with these individuals that, at a future unspecified date, Mr. Rosenbaum will either pay to them the market value of the shares or transfer the shares back to them:

CUSIP No. 760174 2                                           Page 19 of 24 pages

        ------------------------------------------------------------------------
                      Name                   No. of Shares       Date Acquired
                      ----                   -------------       -------------
        ------------------------------------------------------------------------
        Arlyn Bossenbrook                       20,000              5/11/00
        ------------------------------------------------------------------------
        Paul Naz                                30,000              4/06/00
        ------------------------------------------------------------------------
        Bud Stoddard                             9,000              10/07/99
        ------------------------------------------------------------------------
        David Watson                            30,000              8/16/99
        ------------------------------------------------------------------------



ITEM 4.        PURPOSE OF TRANSACTION.

               Michael J. Annechino, Mark A. Brown, Gordon A. Reck, Donald W. Remlinger, Paul A. Rosenbaum, Guy R. Wolcott and Frederick L. Zehnder have entered into an Agreement among Rentrak Shareholders dated as of May 24, 2000 (the "CARE Agreement") to form the Committee for the Achievement of Rentrak Excellence ("CARE"). The members of CARE are filing this statement because they may be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

               Cecil D. Andrus, George H. Kuper, Joon S. Moon, James K. Petcoff and Paul A. Rosenbaum have agreed to be nominated for election as directors of Rentrak in proxy materials to be filed by CARE. Consequently, Messrs. Andrus, Kuper, Moon and Petcoff may also be deemed to be part of a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

               Pursuant to the CARE Agreement, the members of CARE have agreed as follows:

               (1) To be named as a member of CARE in proxy materials to be filed with the Securities and Exchange Commission (the "SEC") in connection with the solicitation of proxies for the annual meeting or a special meeting of the Rentrak shareholders to be held in 2000 (the "Meeting");

               (2) To vote all shares of Rentrak common stock as to which such person has voting rights in favor of the following actions at the Meeting:

                      (a) The removal from office of all of the current directors of Rentrak;

                      (b) The amendment of Rentrak's bylaws to provide for a board of directors with five members elected annually to one-year terms and to delete provisions for a classified board with staggered three-year terms;

                      (c)    The   election  of  the   following   nominees  for
director:

                             Cecil D. Andrus
                             George H. Kuper

CUSIP No. 760174 2                                           Page 20 of 24 pages

                             Joon S. Moon
                             James K. Petcoff
                             Paul A. Rosenbaum

or such other nominees for director as may be named in the proxy materials filed by CARE with the SEC;

               (3) To contribute $5,000 each to CARE to be used to defray the expenses of the proxy contest;

               (4) To comply with the requirements of the state and federal securities laws; and

               (5) To cooperate with the other members of CARE to achieve the objectives of CARE.

               On May 15, 2000, demands signed by Cede & Co. as the record holder of a total of 868,380 shares of Rentrak, or approximately 8.3 percent of the outstanding Rentrak shares, beneficially owned by Messrs. Annechino, Brown, Reck, Remlinger, Rosenbaum, and Wolcott and Dr. Zehnder, together with four other individuals holding a total of 303,950 Rentrak shares, or approximately
2.9 percent of the outstanding Rentrak shares, which individuals have not entered into the CARE Agreement and are not otherwise participating in the activities of CARE, and one demand relating to 21,375 Rentrak shares, or approximately 0.2 percent of the outstanding Rentrak shares, signed by Olde Discount Corporation on behalf of Mr. Reck together with a demand signed by Mr. Reck individually, were delivered to the Secretary of Rentrak pursuant to
Section 60.204(1)(b) of the Oregon Revised Statutes. The demands requested that a special meeting of the shareholders of Rentrak be called for June 30, 2000, or as soon thereafter as practicable, for the purposes of removing from office the entire board of directors of Rentrak, consisting of nine persons, of amending Rentrak's bylaws as described in (2)(a) above, and of electing a new full board of directors, consisting of five persons, to hold office until the next annual meeting of shareholders. At the time the demands were delivered to Rentrak, the nominees for director to be nominated for election at the requested special meeting of shareholders had not been determined.

               If some or all of CARE's nominees for director are elected to the board of directors of Rentrak and constitute a majority of the Rentrak board of directors, these nominees intend promptly to consider removing Ron Berger as Chairman and Chief Executive Officer of Rentrak and initiating a search for an appropriate replacement for Mr. Berger, which replacement may come from within or outside Rentrak. Similarly, the CARE nominees intend to consider the retention of an outside consultant to conduct a review of Rentrak's financial records in conjunction with Rentrak's independent certified public accountants, Arthur Andersen LLP, and to take any steps deemed appropriate based on the outcome of such review. The CARE nominees, with the assistance of such outside advisors as they deem appropriate, intend to investigate and seek to implement potential business opportunities to enhance the value of Rentrak for its shareholders, which transactions may include the possible spin off or public offering of equity securities of 3PF.COM, Inc. (a wholly owned subsidiary of Rentrak), the sale

CUSIP No. 760174 2                                           Page 21 of 24 pages

of one or more subsidiaries of Rentrak, including 3PF.COM, Inc., the sale of all or a portion of the assets of Rentrak, or a business combination or merger or other business transaction involving Rentrak or its subsidiaries.

               Except as set forth above, the members of CARE and the CARE nominees do not have any present plans or proposals which relate to or would result in:

               (a) The acquisition by any person of additional securities of Rentrak, or the disposition of securities of Rentrak;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Rentrak or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of Rentrak or of any of its subsidiaries;

               (d)    Any change in the management of Rentrak;

               (e) Any material change in the present capitalization or dividend policy of Rentrak;

               (f)    Any  other  material  change  in  Rentrak's   business  or
corporate structure;

               (g)    Changes  in  Rentrak's  charter,   bylaws  or  instruments
corresponding thereto or other actions which may impede the acquisition of control of Rentrak by any person;

               (h) Causing a class of securities of Rentrak to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of Rentrak becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

               (j)    Any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               (A) AND (B) BENEFICIAL OWNERSHIP. The persons filing this statement are the beneficial owners of the following numbers of shares of Rentrak common stock which represent the indicated percentages of the 10,505,137 shares of Rentrak common stock outstanding, based on Rentrak's most recent quarterly report on Form 10-Q filed on February 10, 2000:

                           Sole            Shared            Sole             Shared          Total Shares        Percentage of
                           Voting          Voting            Dispositive      Dispositive     Beneficially        Outstanding
Name                       Power           Power             Power            Power           Owned               Stock
----                       -----           -----             -----            -----           -----               -----
Cecil D. Andrus              1,000              0             1,000                0             1,000                0.0%(1)
Michael J. Annechino         2,000         95,400(2)          2,000           95,400(2)         97,400                0.9%
Mark A. Brown               44,550(3)      75,000(4)         44,550(3)        75,000(4)        119,550                1.1%
George H. Kuper                  0              0                 0                0                 0                0.0%

CUSIP No. 760174 2                                           Page 22 of 24 pages

Joon S. Moon                 1,000              0             1,000                0             1,000                0.0%(1)
James K. Petcoff                 0         11,500(5)              0           11,500(5)         11,500                0.1%
Gordon A. Reck                   0         67,000(6)              0           67,000(6)         67,000                0.6%
Donald W. Remlinger         75,000              0            75,000                0            75,000                0.7%
Paul A. Rosenbaum          250,530              0           250,530                0           250,530                2.4%
Guy R. Wolcott              10,000(7)     262,700(8)         10,000(7)       262,700(8)        272,700                2.6%
Frederick L. Zehnder        77,600          3,000(9)         77,600            3,000(9)         80,600                0.8%
           Total                                                                               976,280                9.3%

(1)        Represents less than 1/10 of 1% of the outstanding Rentrak shares.
(2) Represents shares owned jointly by Mr. Annechino and his wife, Theresa Ann Annechino, who is a citizen of the United States and is employed by PCSG, Inc., Mr. Annechino's financial consulting business located at 13305 N.E. 2nd Court, Vancouver, Washington 98685.
(3) Includes 7,800 shares owned by Mr. Brown's minor children, Chris Brown and Lauren Brown, and his nephew Adam Kraushaar.
(4)        Represents  shares owned jointly by Mr. Brown and his wife, Sherri K.
Brown, who is a citizen of the United States and is not employed; her address is 18672 S.E. Hwy 212, Clackamas, Oregon 97015.
(5) Represents shares owned jointly by Mr. Petcoff and his wife, Janice Marie Petcoff, who is a citizen of the United States and is not employed; her address is 5853 Clearview Court, Troy, Michigan 48098.
(6)        Represents  shares owned  jointly by Mr. Reck and his wife,  Susan E.
Reck, who is a citizen of the United States and is a teacher employed by the Detroit Board of Education; her address is 765 Middlesex, Grosse Pointe Park, Michigan 48230.
(7) Represents shares owned by the Wolcott Plumbing Profit Sharing Trust, 2050 N.W. Burnside, Gresham, Oregon 97030, of which Mr. Wolcott is trustee.
(8) Includes 173,300 shares owned jointly by Mr. Wolcott and his wife, Chris Wolcott, who is a citizen of the United States and is not employed; her address is 3633 Oxbow Parkway, Gresham, Oregon 97080. Also includes 88,000 shares owned by the WF Foundation, P.O. Box 2007, Gresham, Oregon 97030, an Oregon nonprofit corporation, of which Mr. Wolcott, his wife Chris and his son Guy Wolcott, Jr., are directors. Guy Wolcott, Jr., is a citizen of the United States and is employed as a plumbing estimator with Wolcott Plumbing, located at 2050 N.W. Burnside, Gresham, Oregon 97030. Also includes 1,400 shares held in Chris Wolcott's individual retirement account, as to which Mr. Wolcott may be deemed to have beneficial ownership.
(9) Represents shares owned by Dr. Zehnder's wife, Wendy Ann Zehnder, as to which he may be deemed to have beneficial ownership. Mrs. Zehnder is a citizen of the United States and is self-employed as an interior decorator; her address is 7576 S. Block Road, Frankenmuth, Michigan 48734.

Except as expressly otherwise set forth in this statement, each person filing this statement disclaims beneficial ownership of the shares of Rentrak common stock beneficially owned by any other person filing this statement or any other person.

               (C) RECENT TRANSACTIONS. The following table identifies each transaction in Rentrak common stock that was effected during the past 60 days by any person filing this statement:

Name of               Transaction   No. of Shares  No. of Shares Share  Where & How
Person                Date          Acquired           Sold      Price  Transaction Was Effected
------                ----          --------       -----------   -----  ------------------------
Paul A. Rosenbaum     4/06/00         30,000                     N/A    Loan of shares
Gordon A. Reck        4/27/00                        1,000       $4.06  Open market sale
Gordon A. Reck        4/27/00                        1,000       $4.09  Open market sale
Paul A. Rosenbaum     5/08/00          3,500                     $3.875 Open market purchase
Paul A. Rosenbaum     5/08/00          1,500                     $3.938 Open market purchase
Paul A. Rosenbaum     5/11/00         20,000                     N/A    Loan of shares

               (D) RIGHTS TO RECEIVE DISTRIBUTIONS. No third person is known, with respect to shares of Rentrak common stock, to have the right to receive dividends or to have the power to direct the receipt of dividends or to receive or direct the receipt of proceeds from the sale of Rentrak stock from any person filing this statement other than such person's spouse and, with respect to 88,000 shares and 10,000 shares, respectively, the WF Foundation and the Wolcott Plumbing Profit Sharing Trust, of which each of which Mr. Wolcott is trustee.

               (E)    Not applicable.

CUSIP No. 760174 2                                           Page 23 of 24 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Each person filing this statement has executed a power of attorney, copies of which are attached to this Schedule 13D as EXHIBIT 1. The powers of attorney authorize Paul A. Rosenbaum to execute and file this Schedule 13D and other filings required by the federal securities laws on behalf of the persons executing such powers of attorney.

               The members of CARE have entered into the CARE Agreement, which is attached to this Schedule 13D as EXHIBIT 2 and is hereby incorporated by reference. In the CARE Agreement, each signatory agrees to take the actions described in Item 4 hereto.

               The persons to be nominated for election as directors pursuant to proxy materials to be filed on behalf of CARE have executed consents to such nomination and to serve if elected, which are attached to this Schedule 13D as
EXHIBIT 3.

               Other than the CARE Agreement, the powers of attorney and the consents referred to above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons filing this statement. Except as described in Items 3 and 4 above, there are no other contracts, arrangements, understandings, or relationships between persons filing this statement and any other person with respect to any securities of Rentrak Corporation. Specifically, except as disclosed above, no person filing this statement is a party to any of the following with respect to the securities of Rentrak Corporation:

               (a) any voting agreement or agreement for the transfer of Rentrak securities;
               (b)  any finder's fee arrangement;
               (c)  any joint venture;
               (d)  any loan or option arrangement;
               (e)  any put or call;
               (f)  any guarantee of profits;
               (g)  any division of profits or loss;
               (h)  the giving or withholding of any proxy; or
               (i) any pledge or similar arrangement under which another person could gain control over the person's stock.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               1. Powers of Attorney executed in connection with Schedule 13D and other filings under the Securities Exchange Act of 1934.

               2. Agreement Among Rentrak Shareholders dated as of May 24, 2000, among the shareholders named in Attachment A thereto.

               3.     Consents to be Nominated for Election as Director.

CUSIP No. 760174 2                                           Page 24 of 24 pages

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

May 30, 2000
-----------------------------------
    Date

CECIL D. ANDRUS*

MICHAEL J. ANNECHINO*

MARK A. BROWN*

GEORGE H. KUPER*

JOON S. MOON*

JAMES G. PETCOFF*

GORDON A. RECK*

DONALD W. REMLINGER*


/s/ Paul A. Rosenbaum
-----------------------------------
Paul A. Rosenbaum

GUY R. WOLCOTT*

FREDERICK L. ZEHNDER*


        /s/ Paul A. Rosenbaum
*By     ----------------------------------------
        Paul A. Rosenbaum, Attorney-in-Fact